Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

October 18, 2012

Ms. Loan Lauren P. Nguyen Special Counsel U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	CIS Acquisition Ltd.
Amendment No. 3 to the Registration Statement on Form F-1
Filed September 7, 2012
File No. 333-180224

Dear Ms. Nguyen:

On behalf of our client, CIS Acquisition Ltd., a British Virgin Islands corporation (the “Company”), we hereby provide responses to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated September 21, 2012 (the “Staff’s Letter”) regarding the Company’s Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-180224) (the “Registration Statement”) and addressed to Mr. Danilitskiy. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 4 to the Registration Statement (the “Amended F-1”) reflecting the responses of the Company.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the Amended F-1.

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A limited liability partnership including professional corporations

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission October 18, 2012 Page 2

Prospectus Cover Page

1.	When available, please update the prospectus cover page with the information regarding your listing on NASDAQ.

COMPANY RESPONSE: The Company has not yet received final approval from Nasdaq, but has updated the cover page to include the symbols approved by Nasdaq. The Company will update the cover page in future filings with the status of its listing application with Nasdaq.

Potential Disadvantages, page 4

2.	Please revise the second paragraph to provide disclosure as of a more recent practicable date.

COMPANY RESPONSE: The disclosure on pages 4, 31, and 80 has been revised to be as of October 15, 2012.

Post-acquisition tender offer, page 6

3.	We note that you may structure the acquisition with a post-acquisition tender offer. Please revise to explain whether you will obtain additional financing to finance the redemption of the Series B Shares in the instances where you do not obtain sufficient conversion of the Series A Shares into Series C Shares and/or you do not have sufficient cash in the trust account after the acquisition. In this regard, please also clarify how you may finance the acquisition before the tender offer. Please revise the Risk Factors section as appropriate.

COMPANY RESPONSE: As indicated in page 85 under “Issuance or additional debt or equity”, the Company may engage in financing transactions in connection with an acquisition transaction. A summary of such disclosure has been included on page 6 of the Amended F-1. In addition, the Company notes that the risk factors beginning “If we issue capital securities…” and “If we acquire a company by issuing debt…” on pages 31 and 32, respectively, outline the risks of the Company engaging in a debt or equity financing. The Company does not believe, however, that it would need to engage in a financing transaction to cover its redemption obligations. Since the funds for redeeming shareholders are held in a trust account and all that may be removed from the trust account in the event of the consummation of an acquisition transaction contemplating a post-acquisition tender offer is an amount equal to the pro-rata amount held in the trust account for those holders of Series A Shares that elected to convert their shares into Series C Shares, the future redemption obligations of the Company after completing an acquisition transaction should be able to be funded entirely out of the trust account.

In addition, as noted on page 90 and elsewhere in the Amended F-1, unless the Company obtains sufficient conversions to Series C Shares to ensure that the redemption threshold is met, the Company will not be able to consummate the acquisition transaction. Therefore, at no time should the Company be required to obtain financing in order to satisfy its redemption obligations.

Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission October 18, 2012 Page 3

We are a recently formed blank check company, page 21

4.	Please revise the fourth sentence of this risk factor to include disclosure as of a more recent practicable date.

COMPANY RESPONSE: Since the calculation of working capital is based on the Company’s financial statements and the Company has not yet included (nor is it yet required to include) updated financial information in the Amended F-1, the Company left the disclosure of cash position and working capital as of February 17, 2012. However, the Company added an additional sentence indicating its current cash position and indicating that working capital would be significantly worse than it was on February 17, 2012.

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Ms. Loan Lauren P. Nguyen U.S. Securities and Exchange Commission October 18, 2012 Page 4

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Loeb & Loeb LLP